

August 19, 2014

Mr. Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
2681 East Parleys Way
Suite 204
Salt Lake City, UT 84109

  Re: **Uplift Nutrition, Inc.**
    Form 10-K for the Year Ended December 31, 2013
    Filed April 15, 2014
    File No. 000-52890

Dear Mr. Lewis:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining